Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

On August 6, 2003, Interwoven, Inc. and iManage, Inc. issued a joint press release announcing that Interwoven and iManage unanimously approved a definitive agreement in which Interwoven will acquire iManage. The text of the joint press release follows.

[LOGO OF INTERWOVEN, INC.]	[LOGO OF IMANAGE, INC.]

Interwoven Contact:	iManage Contact:
Mary Ellen Ynes	Laura Heisman
Interwoven, Inc.	iManage, Inc.
(408) 530-7043	(650) 577-6607
mynes@interwoven.com	lheisman@imanage.com

Interwoven and iManage Agree to Merge to Create Next-Generation

Enterprise Content Management Company

Combined Offering to be Industry’s Only No-Compromise Solution

for End-to-End Content Lifecycle Management

SUNNYVALE, Calif. and FOSTER CITY, Calif. – August 6, 2003 – Interwoven, Inc. (Nasdaq: IWOV), a world leading provider of content management for the enterprise, and iManage, Inc. (Nasdaq: IMAN), a leading provider of collaborative content management software for global enterprises, today announced that they have entered into a definitive agreement to merge in a stock and cash transaction valued at $171 million dollars. With iManage’s recognized industry leadership in integrated document management and collaboration and its proven technology, the combined company will provide the best- integrated platform to manage the complete content lifecycle – from content collaboration and creation, through management, distribution, reuse, archival, and disposition. By virtue of its Java technology, comprehensive functionality, enterprise architecture, and innovative capabilities such as content intelligence and e-mail management, the new platform will be the industry’s only next-generation content management platform for the extended enterprise.

New Offering Addresses Strong Customer Demand

Interwoven’s Content Management Platform has been adopted within the Global 2000 to support enterprise initiatives such as brand management, sales enablement, and customer self-service. Customers have asked Interwoven to provide teams the ability to collaborate and manage the development of content, and in particular documents and corporate knowledge. A partnership and reseller agreement between Interwoven and iManage announced in February 2003 was the first step in addressing this customer need.

“Interwoven and iManage are recognized leaders in their respective markets,” said Martin Brauns, chairman and CEO of Interwoven. “Customers across the board are demanding more comprehensive, end-to-end solutions delivered by a single vendor. This market-shaping merger creates the industry’s only next-generation enterprise content management platform, and the one best suited to meeting global organizations’ challenge of managing all forms of content in an era of increasing compliance and accountability. Additionally, on the customer front, iManage’s core legal market plays an important role in our plans for the future – our products can rapidly extend iManage’s core capabilities to enable law firms to build comprehensive and dynamic knowledge portals, intranets, and extranets to fully utilize the content within iManage and gain a competitive edge.”

Two Market Leaders Unite

With more than 2500 customers, the combined company will be able to leverage synergies across products, technologies, markets, and channels and together deliver on the promise of an integrated, scalable content platform, low total cost of ownership, and faster time-to-business impact.

With the recent successful launch of the Interwoven 6 Platform, Interwoven brings the industry’s leading content management platform, including usability for fast adoption by all business users; proven, deployed business solutions for key initiatives; and industry-leading digital asset management, intelligence, distribution and integration product lines. Interwoven also offers the industry’s most complete Services-Oriented Architecture for J2EE and .Net along with a proven heritage of more than 1250 global implementations. iManage offers the industry’s leading, fully integrated document management and collaboration solution for empowering teams across the extended enterprise, and has over 1300 customers worldwide, including market share leadership among major law firms. iManage technologies have native integration to leading business tools such as Microsoft Outlook and Office, are built on 100% Java and J2EE-compliant architecture, and include enterprise-class document security, retention, and compliance capabilities.

“iManage and Interwoven have long been known as technology leaders. In building our companies, we have both had the same goal – to help our customers effectively manage their content and content-based processes,” said Mahmood Panjwani, president and CEO of iManage. “With the success of our existing partnership, we have already seen how our teams and products are aligned, and it is a natural progression to unite. This union with Interwoven will help us deliver the most comprehensive, integrated next-generation ECM solution available, to prospects and customers.”

Terry Crum, CIO of Jones Day, commented, “As a customer of both companies, I can see significant new benefits arising from this merger. Firms today have a need for collaborative document management as well as Web-based content distribution, publishing, and workflow. The union of iManage and Interwoven brings these capabilities into a single product line, and will enable us to create powerful new applications to better serve our clients, at a lower cost.”

Compelling Synergies to Drive Top and Bottom Line Growth for Combined Company

The fit between the two companies’ products, markets and technologies is expected to drive synergies across several key areas:

•	Customers and Industries: The two companies have a combined customer base of over 2500 companies, with very little overlap, opening the door to substantial cross-sell and up-sell opportunities for the combined company. iManage’s strength in professional services and financial services complements Interwoven’s base in manufacturing and consumer goods.

•	Products: Interwoven is acknowledged to be the market leader in content management and iManage has a leadership position in document management and collaboration. Together, the combined product line provides a no-compromises solution to addressing the complete content lifecycle for the enterprise.

•	Markets & Channels: iManage will be able to harness Interwoven’s strength in Europe and Asia Pacific to achieve critical mass in these relatively untapped markets, while Interwoven gains access to a network of over 150 partners, VARs, and systems integrators, significantly enhancing the combined company’s reach in North and Latin America. Interwoven’s relationships with top-tier systems integrators will help in getting iManage’s world-class products exposure to many new enterprise opportunities.

•	Technology: Both products have been developed from the ground up to take full advantage of Java and J2EE, making this the only content management solution that is architected for the new emerging open standards in IT. Other business combinations in the market to date have resulted in companies with incompatible technologies, delaying integration and complicating implementation of the combined products. iManage and Interwoven have been shipping an integrated product since April 2003 as part of the existing reseller relationship, so an integrated solution will be available immediately, with enhancements expected to follow.

“The exponential growth of content will force business executives to invest in technology for content handling, contextual delivery, and collaboration to improve overall corporate efficiencies and competitive differential,” said Andrew Warzecha, senior vice president, META Group. “We believe this area has growth potential based on the value proposition (i.e., ROI) of making content actionable, and being able to effectively link it to the extended enterprise of employees, partners, suppliers, and clients.”

“With this merger, we are pleased to see the direction Interwoven is taking with its newly-introduced Interwoven 6 Platform,” said Denise Fishel, director, eBusiness Planning and Development, eBusiness Technology Group, Toshiba America Business Solutions (TABS). “Document management and team collaboration are key functionalities that we are currently reviewing internally. This added capability to more effectively collaborate on all enterprise assets and improve sharing of corporate knowledge both inside and outside the organization addresses a critical business need within TABS, and we look forward to taking a closer look at the new combined solution.”

Future Direction

The iManage product line is already available from Interwoven as part of the existing reseller agreement, and Interwoven client services and technical support teams are trained to support the iManage product line today. The combined companies plan to integrate iManage’s collaborative technology with Interwoven MetaTagger content intelligence server software, to improve the ability to personalize and find relevant content, and link iManage’s scalable content repository with Interwoven OpenDeploy content distribution software, to distribute collaboratively developed documents and corporate knowledge.

The new company will be named Interwoven and will be headquartered in Sunnyvale, California.

Financial Terms and Conditions

Under the definitive agreement, iManage shareholders will receive $1.20 per share in cash and 2.0943 shares of Interwoven stock for each share of iManage stock that they hold. With approximately 27.5M iManage shares outstanding on a fully diluted basis, we estimate the transaction value to be approximately $171M. Following the expected closing of the proposed merger in Q4 of this year, Interwoven shareholders are expected to own approximately 67% and iManage shareholders are expected to own approximately 33% of the combined company. The merger, which is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes, will be accounted for as a purchase. The proposed merger is subject to a number of customary closing conditions, including regulatory approvals and the separate approval by the shareholders of Interwoven and iManage, any one of which could delay or prevent the completion of the proposed merger. Accordingly, Interwoven and iManage cannot assure that the proposed merger will be completed in Q4 2003, or at all. Throughout this transaction, Lehman Brothers Inc. acted as financial advisor to Interwoven, and Thomas Weisel Partners LLC acted as financial advisor to iManage.

Additional Information

The iManage product line is available today from Interwoven and can be purchased for an entry price of $75K, and Interwoven client services and technical support are trained to support the iManage product line. To learn more about iManage and its collaborative document management capabilities, Interwoven invites you to participate in Webcasts on August 13 at 6:00 am, 10:00 am and 1:00 pm PDT via http://www.interwoven.com/events/online/imanage.html. For more information e-mail info@interwoven.com.

To view a diagram of the new combined Interwoven and iManage solutions and platform click here.

Conference Call

There will be a conference call today at 2:00 pm PDT, which may be accessed by calling (913) 981-4900, pass code #194484 and via the Web at http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=IWOV&script=1010&item_id=771311. A replay of this conference call will be available from 5:00 pm PDT today through midnight Friday, August 8th by calling (719) 457-0820 or (888) 203-1112, pass code #194484.

About iManage

Headquartered in Foster City, Calif., iManage, Inc. is a leader in collaborative content management software that enables businesses to efficiently manage and collaborate on critical business content across the extended enterprise. The iManage WorkSite suite delivers document management, collaboration, workflow and knowledge management accessible through an integrated portal in a single integrated Internet solution. This results in significant improvements in communication and process efficiency, faster response times and a rapid return on investment. More than 600,000 professionals in 1,300 businesses have transformed their organizations with the iManage WorkSite solution. For more information, please contact iManage at 1-877-4iManage, contact@imanage.com or visit our Web site at http://www.imanage.com.

NOTE: iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc. All other trademarks are owned by their respective owners.

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with the leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1200 organizations world wide including Air France, Cisco Systems, General Electric, General Motors, and Yamaha. For more information visit www.interwoven.com.

NOTE: Interwoven, TeamSite, MetaTagger, OpenDeploy, TeamCode, TeamPortal, MediaBin, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements on this release.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

###